UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: May 9, 2006

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

4620 Creekstone Drive, Suite 200

Durham, North Carolina 27703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -             ..

Adherex Technologies Inc.

Form 6-K

On May 4, 2006, Adherex Technologies Inc. announced that it had received firm commitments for a private placement offering of units for approximately $6.5 million in gross proceeds. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference.

On May 8, 2006, the Company completed a private placement of its securities for gross proceeds of $6.5 million. A copy of the press release announcing the private placement is attached hereto as Exhibit 99.2 and is incorporated herein by reference. A copy of the form of Subscription Agreement executed by Adherex and the investors is attached hereto as Exhibit 99.3.

Also attached hereto is the form of a material change report filed by the Company under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) in Canada on May 9, 2006 to report the private placement on May 8, 2006. The press releases referenced in the material change report are found in Exhibits 99.1 and 99.2 to this Report.

On May 9, 2006, the Company filed Voting Results for its recently held Annual General Meeting of Shareholders pursuant to Section 11.3 of NI 51-102 in Canada. This material is furnished as Exhibit 99.4 hereto and is incorporated herein by reference.

The information in this Form 6-K (including the exhibits attached hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated May 4, 2006

99.2	Press release dated May 8, 2006

99.3	Form of Subscription Agreement between Adherex Technologies Inc. and various investors

99.4	Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date: May 9, 2006	By:	/s/ D. Scott Murray
D. Scott Murray
Vice President, General Counsel &
Corporate Secretary

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Adherex Technologies Inc.

4620 Creekstone Drive, Suite 200

Durham, NC 27703

Item 2	Date of Material Change

May 4, 2006

Item 3	News Release

Press Releases of Adherex issued May 4, 2006 and May 8, 2006 and attached as Exhibit “A” and Exhibit “B” to this report.

Item 4	Summary of Material Change

On May 4, 2006, Adherex Technologies Inc. announced that it had received firm commitments for a private placement offering of units for approximately US$6.5 million in gross proceeds, each unit consisting of one common share and 0.30 of a common share purchase warrant. The offering primarily includes new institutional investors in the United States.

Pursuant to the terms of the offering, Adherex was to issue approximately 7.7 million units at a price of US$0.84 per unit. Each whole warrant is exercisable for a period of four years from the closing date at an exercise price of US$0.97 per share.

On May 8, 2006, Adherex Technologies Inc. announced that it had completed the private placement offering of 7,752,853 units for gross proceeds of approximately US$6.5 million.

Item 5	Full Description of Material Change

See attached news releases.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

D. Scott Murray, Vice President, General Counsel and Corporate Secretary of Adherex, is knowledgeable about the material change and this report. His business telephone number is (919) 484-8484.

Item 9	Date of Report

May 9, 2006